UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42727

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HOTEL101 GLOBAL HOLDINGS CORP.
(Name of Registrant)

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20 Cecil Street #04-03
Plus Building
Singapore 049705
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Exhibit Number	Description of Exhibit
99.1	Notice of Extraordinary General Meeting of Shareholders of Hotel101 Global Holdings Corp. to be held on April 22, 2026, with attached annexes
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 10, 2026
HOTEL101 GLOBAL HOLDINGS CORP.
By:	/s/ Rodolfo Ma. A. Ponferrada
Name:	Rodolfo Ma. A. Ponferrada
Title:	Authorized Signatory
By:	/s/ Jacy Ryan Tan Chua
Name:	Jacy Ryan Tan Chua
Title:	Authorized Signatory

[Signature Page to Form 6-K]

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